SEC
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MAR 01 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGEWORKS CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS, 7th FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VLAD UCHENIK — 646-661-5711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

218 DANBURY ROAD	WILTON	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VLAD UCHENIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGEWORKS CAPITAL, INC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TIMOTHY BURNS, Notary Public
Bensalem Twp., Bucks County
My Commission Expires October 8, 2019

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Sageworks Capital, Inc.

We have audited the accompanying statement of financial condition of Sageworks Capital, Inc. as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Sageworks Capital, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sageworks Capital, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 23, 2017

SAGEWORKS CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 39,170
Accounts Receivable	24,500
Prepaid expense	19,942
TOTAL ASSETS	$ 83,612

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 4,350
Stockholder's equity:	
Share capital Common stock no par value; authorized 1,125,225 shares; issued and outstanding 1,125,225 shares	94
Additional paid-in capital	2,119,913
Deficit	(2,040,745)
TOTAL STOCKHOLDERS' EQUITY	79,262
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 83,612

The accompanying notes are an integral part of this financial statement.

SAGEWORKS CAPITAL, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sageworks Capital, Inc. (the "Company") was originally organized as a Corporation in May 2011 in the State of North Carolina. The Company's majority owner, Raiseworks, LLC., sold an 11% minority ownership stake to CFX Direct, LLC via a Stock Purchase Agreement dated January 1, 2016. Subsequently, Raiseworks, LLC decided to terminate operations in June 2016. In conjunction with this decision, Raiseworks, LLC, and its 100% owner, GLI, LTD., transferred their remaining 89 % ownership stake in the Company to CEO, Vlad Uchenik via a Stock Power and a letter from GLI to FINRA dated June 21, 2016. On June 21, the Company submitted a CMA to FINRA and the transaction was approved June 28, 2016. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company provides broker/dealer services to issuers and platforms that require a regulated entity to process transactions. In addition, the firm also runs a secondary market trading platform in conjunction with its minority owner, CFX Direct, called CFXtrading.com. The firm executed private non-listed REIT transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company elected to be treated as a Sub-Chapter S corporation under the applicable sections of the Internal Revenue Service Code ("Code") and New York corporate tax law. Consequently, for tax purposes, the Company has a December 31 year-end and is part of a federal consolidated tax return of its main shareholder. Pursuant to this election, no federal income taxes are payable by the Company; net income or loss will be reported by the shareholder.

NOTE 2. (cont'd)

The Company determined that there are no uncertain tax positions that would require adjustments or disclosures on the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 4. GUARANTEES

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2016, the Company had net capital of $34,820 and $29,820 of excess net capital. At December 31, 2016, the Company's aggregate indebtedness to net capital ratio was 0.12 to 1

NOTE 7. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2016, the Company has its own space at 1177 Ave of the Americas, New York, NY 10036. The lease is in the name of the Company and is month to month. The Company has no related party transactions after the transfer of ownership from Raiseworks, LLC to Vlad Uchenik. The income statement includes expenses amounting to $26,534 from the expired agreement. The Company provides broker/dealer services for its minority shareholder in order to process secondary market private securities transactions through their platform at cfxinvesting.com In addition, 100% of its secondary market commission income was generated using the CFX platform. Income relating to these arrangements amounting to $84,000 and $10,335 respectively, are included in the income statement.

NOTE 8. SUBORDINATED DEBT

The Company has no subordinated loans at December 31, 2016 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed